{Letterhead of ID Biomedical Corporation}

September 5, 2005

Via EDGAR

Mary Mast

Dana Hartz

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:          ID Biomedical Corporation

Form 40-F for the fiscal year ended December 31. 2004

Dear Ms. Mast and Ms. Hartz:

The foregoing letter is in response to the additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Form 40-F of ID Biomedical Corporation (the “Company”) for the fiscal year ended December 31, 2004.  The purpose of this letter is to provide the Staff the proposed textual amendment to the Company’s Form 40-F.  The Company intends to insert the language set forth below in an amendment to the Company’s Form 40-F immediately below the section entitled “Disclosure of Contractual Obligations”.  The Company intends to file this amendment on Tuesday.  In addition, per our conversations with the Staff, the Company undertakes in the future to include the disclosure in the final two paragraphs of the proposed amendment in its future filings which contain reconciliations of Canadian generally accepted accounting principles to U.S. generally accepted accounting principles.

Accounting for Funds Received under Shire Funding Facility

On September 9, 2004, Shire provided the Company with a funding facility of up to US$100 million.  Under this facility, the Company is committed to make payments to Shire based on sales or licensing of the products that the funding was applied to.  Annual minimum repayments commencing in 2008, in respect of US$30 million of the drawings related to Flu Advances, is required under the Facility.  Interest accrues on any amount drawn for Flu Advances at 10% per annum, compounded annually and 20% per annum, compounded annually, of advances drawn pursuant to Pipeline Advances.

Flu Advances are repayable in an amount equal to 10% of net sales of specified injectable flu products or 25% of net licensing income (gross licensing income less unreimbursed direct costs and expenses) for specified injectable flu products, for all sales or licensing made outside Canada, to a minimum of $41.8 million (which amount includes accreted interest to the dates of repayment).  Flu Advances drawn in excess of the amount for which there is a minimum repayment obligation are hereinafter called “Excess Flu Advances”.  In addition, with respect to Pipeline Advances, the Company must pay Shire royalty payments in an amount calculated as a percentage of net sales or net licensing income for pipeline products.  The payment terms, only if sales are achieved on the pipeline products, are as follows:

•                20% of net sales of pipeline products,

•                50% of net licensing income achieved on the pipeline products.

The maximum aggregate repayments shall not exceed US600 million. This maximum aggregate amount includes accrued interest on the Flu Advances amount as described above and an amount equal to 20% per year, compounded annually, of the funds drawn pursuant to Pipeline Advances. In addition to the terms set out above which determine the repayment amounts, the following factors are noted about the agreement:

a.                           The Company has not guaranteed, nor does it have a contractual commitment that assures, repayment of the Excess Flu Advances or Pipeline Advances regardless of the outcome of the research and development;

b.                          Shire cannot require the Company to purchase Shire’s interest in the funded research and development regardless of the outcome of the research and development;

c.                           Shire does not receive debt or equity securities of the Company upon IDB’s termination or completion of the funded research and development regardless of the outcome of the research and development;

d.                          The Company’s management has not indicated its intention to repay and does not intend to repay any of the Pipeline Advances prior to successful commercialization of any pipeline product(s);

e.                           The Company would not suffer any economic penalty, if it failed to repay any of the Excess Flu Advances or Pipeline Advances regardless of the outcome of the research and development;

f.                             A significant related party relationship between the Company and Shire does not exist at the time the arrangement was entered into; and,

g.                          The Company had not essentially completed the research and development projects before entering into the arrangement.

The Company first evaluates its repayment obligations under the Shire Funding Facility by considering whether it has a legal obligation to make repayments regardless of the outcome of the research and development activities for which the funding by Shire is applied.  Where such a legal repayment obligation exists, the Company recognizes amounts received from Shire as a liability in its consolidated balance sheets.  Interest is accrued on such amounts in accordance with the terms of the agreement as described above.  The recognized liability is classified as current or long-term depending on the period of required or, if earlier, anticipated repayment.  At December 31, 2004, the Company has recognized $ $37,043,350 (US$30,777,127) as a long-term liability, which amount is comprised of $36,108,000 (US$30,000,000) of Flu Advances received and $935,350 (US$777,127)of accrued interest, because the Company is obligated to repay these funds regardless of the outcome of the research and development.

For Excess Flu Advances, being those in excess of the US$30 million minimum repayment obligation, and for Pipeline Advances, repayment depends solely on the results of the research and development having future economic benefit.  In accordance with generally accepted accounting principles, the Company evaluates whether repayment of any of these amounts is probable.  The Company’s evaluation of such probability is made after considering factors including the progress of the research and development of the respective products, the likelihood of successful commercialization, the availability of resources to bring the products to market, and management’s intention to continue with the respective programs through to successful commercialization. After evaluation of such factors, the Company recognizes a liability for repayment to Shire based on its management’s best estimate that, notwithstanding that repayment is solely contingent upon future events; it is probable that an obligation has been incurred.  This assessment of probability is reassessed at each financial reporting date and adjustments to any recorded liability will be recognized as determinable.

At December 31, 2004, the Company had received no Excess Flu Advances and US$26,838,275 in Pipeline Advances.  After making the evaluation of probability based on the factors set out in the previous paragraph, the Company determined that a liability should not be recognized for the Pipeline Advances at December 31, 2004.  In its analysis of it not being probable that a liability for repayment of the Pipeline Advances exists, the Company considered the following:

a.                           The Company is not obligated to repay any of the Pipeline Advances provided by Shire regardless of the outcome of the research and development - repayment depends solely on the results of the research and development arrangement having future economic benefit and not on any other contractual obligation;

b.                          The Company will require a significant amount of additional capital to fund the continued research and develop of the pipeline products;

c.                           The Company is subject to intense competition for skilled personnel and the loss of key personnel or the inability to attract and retain additional personnel could materially impair the outcome of the research and development;

d.                          The Company may not be able to obtain or maintain regulatory approvals that will be necessary to commercialize our products; and

e.                           Even if the Company is ultimately able to commercialize the pipeline products, the products may not gain market acceptance.

As indicated above, the obligation to repay the Pipeline Advances is dependent solely on the results of the research and development having future economic benefit, and it is not probable that such repayment will occur.  In accordance with generally accepted accounting principles, the Company accounts for funding received for research and development activities where it is not probable that repayment will occur as a contract to perform services for others and recognizes revenue by reference to a proportional performance model.

The Company concluded that the percentage of completion, for purposes of Canadian GAAP,  and proportional performance, for purposes of U.S. GAAP, method should be applied based on the costs incurred to date relative to the estimated total costs of the pipeline project(s) that are being funded.  The costs that are used in the performance calculation primarily reflect labor hours and direct incremental costs, used directly in the project, so that the measure reflects actual performance relative to expected performance.

The Company concluded that the costs incurred to date are, in fact, both input and output measures since performance of research undertaken is the only relevant measurement methodology, or deliverable, with respect to potential very early stage products.  Costs incurred are considered by the Company to be an accurate measure of the progress of the specific funded research and development programs.  This accounting obtains a consistent result between the percentage-of-completion method and the proportional performance method and, accordingly, there is no difference in the revenue recognized between Canadian GAAP and U.S. GAAP.

In connection with this response letter, the Company hereby confirms and acknowledges that:

•              the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•           the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing adequately responds and adds further clarification to the comments of the Staff.  As we have discussed, the Company intends to file the amendment to the form 40-F on Tuesday morning.  Accordingly, the Company would appreciate expedited consideration by the Staff of this letter and proposed textual amendment to the 40-F.  Please direct any comments or questions regarding this letter to the undersigned at (425) 892-6105.

Very truly yours,

ID BIOMEDICAL CORPORATION

		By	\s\ Richard Bear

		Its	Chief Financial Officer

cc:	Christopher H. Cunningham (Preston Gates & Ellis LLP)
Jonathan Kallner (KPMG LLP)